TAM S.A.

4th 2008 Quarter Results Announcement

São Paulo, March 31, 2009

Conference calls

Portuguese (Click here to access)	English (Click here to access)
March 31, 2009	March 31, 2009
11:00 am (Brazil time)	12:30 pm (Brazil time)
10:00 am (US EDT)	11:30 am (US EDT)

Phone: 0800 891-5822	Phone: +1 857 350 1674
Password: 70564824	Password: 35540875

Replay: +1 617-801-6888	Replay: +1 617-801-6888
Available from 03/31/2009 until 04/07/2009	Available from 03/31/2009 until 04/07/2009
Code: 90072409	Code: 91795866

Index

Index	2

Highlights	3

Spread (RASK – CASK)	4

Graph 1: Trend of CASK and Spread of RASK (-) CASK	4

Operational Performance	5

Market	5
Graph 2: Market growth in domestic and international markets (base 100)	5
Graph 3: TAM’s Market share in domestic and international markets	5
Table 1: Operating data	6
Table 2: Fleet	7

Financial Performance	8

Revenues	8
Table 3: Revenue per type of service	8
Table 4: Total RASK and Yield Total, Scheduled Domestic and International	8

Costs and Expenses in US GAAP	10

Table 5: Costs and Expenses – Quarter	10
Table 6: Costs and Expenses – Accumulated	13
Table 7: EBITDAR, EBITDA e EBIT calculation	14
Table 8: Condensed Balance Sheet	15
Cash Flow	16
Graph 4: Cash flow – Quarter	16
Indebtedness	17
Table 9: Breakdown and Maturity of financial debt	17
Table 10: Breakdown and maturity of Leases classified as financial leases in US GAAP	17

Subsequent Event	18

Revenues	18

Business Units	19

Stock Market	21

Table 10: Shareholders’ position in December 31, 2008	21
Graph 6: Stock Performance	21

Strategy & Estimates	22

Graph 7: Fleet projection at year end	23

Reconciliation	25

Table 12: Balance Sheet	26
Table 13: Statement of Result for the year ended December 31, 2008	28

Glossary	29

Investor Relation contacts:	30

Highlights

Q 7.4  million passengers transported - an increase of 2%

Q Gross Revenues of R$ 3 billion, an increase of 28.8%

Q Elimination of MD11s from our fleet

Q Delivery of three A319, four A320, three A330 and three B777 in 4Q08 vs. 3Q08

Q “Best in Travel and Tourism” Award – the best Brazilian airline for the sixth consecutive time

Q Folha Top of Mind 2008 in the Airline category

Q "Aircraft Leasing Deal of The Year" for the finance of four B777-300ER

Q Institutional Investor

• The best CFO in the Aerospace, Transportation and Industrial sector in Brazil (Líbano)

• The second best CEO in the Aerospace, Transportation and Industrial sector in Brazil (Barioni)

• The second most shareholders-friendly company

Q New nonstop flights to New York, via Rio de Janeiro and to Orlando from São Paulo

Q Beginning codeshare with Air Canada

Q Star Alliance entrance announcement

Q 601,900 shares bought back

São Paulo, March 31, 2009 – We (BOVESPA: TAMM4, NYSE: TAM), report our fourth quarter results for 2008 (4Q08). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in United States (US GAAP) non audited. Additionally, financial statements summary in accordance with the changes in accounting practices provided by Law No. 11,638 are made available at the end of this release.

Operational Performance

Domestic Operations

Q      We reached 50.7% average market share in 4Q08.

Q    ASKs (capacity) increased 15.6% in 4Q08 compared to 4Q07 as a result of the increase of 5 A319 aircraft and 11 A320, compensated by the elimination of the Fokker 100 (in 4Q07 we had 5 F-100 in our operating fleet) and the reduction in the hours from 12.3 hours/day in 4Q07 to 12.2 flown hours per aircraft per day in 4Q08 (total operation).

Q      RPKs (demand) increased 6.4% in 4Q08 compared to 4Q07.

Q      Our domestic load factor decreased to 65.5% in 4Q08, compared to 71.1% in 4Q07.

International Operations

Q      We reached 84.7% average market share in 4Q08.

Q    ASKs (capacity) increased 24.2% in 4Q08, due to the increase of 4 B777 aircraft, 4 A330 and 3 B767 into our international operating fleet and by elimination of MD11s from our fleet, allowing the beginning of long haul flights from Rio de Janeiro to Miami and New York and from Sao Paulo to Orlando. In South America we started daily flights to Buenos Aires (via Brasilia) in addition to Bariloche and Lima (from Sao Paulo) through the increase in the narrow body fleet in the region. Also in South America, we increase our supply operating the B777 to Santiago and substituting all TAM Mercosur’s F100 to A320 aircraft.

Q        RPKs (demand) increased 27.5% comparing 4Q08 with 4Q07.

Q      Our international load factor increased 1.9 p.p. to 72.7% in 4Q08 compared to 70.8% in 4Q07.

Financial Performance

Q      Total CASK decreased by 0.3% in 4Q08 compared to 4Q07, and CASK excluding fuel decreased 11.3%.

Q      EBIT and EBITDAR margins of 11.2% and 17.9% respectively.

Q      Net loss of R$ 1,122.7 million, a negative margin of 38.4%.

Q      Our total cash and cash equivalents equalled R$ 1,914 million.

Q      Return on Equity (ROE) of (82.3)%.

Q      Return on Assets (ROA) of (12.2)%.

Spread (RASK – CASK)

The spread between RASK and CASK was R$ 2.2 cents resulting in an EBIT margin of 11.2% in 4Q08. The main factors that contributed to the decrease of 0.3% in CASK in 4Q08 compared to 4Q07 were the reduction of aircraft and equipment leasing, sales and marketing expenses, depreciation and amortization and other expenses, partially off-set by the increase in fuel, insurance, landing, take-off and navigation charges, outsourced services, maintenance and repairs (except personnel) and the depreciation of the Real in 31.9% To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market
Graph 2: Market growth in domestic and international markets (base 100)

4Q08 Growth:
RPK (demand)	-0.3%	0.9%
ASK (supply)	10.2%	4.5%

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data
	2008		2007		Variation (%)
	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun
Total
Passengers transported (thousand)	7,385	30,144	7,257	27,850	1.8	8.2
RPK (million)	10,382	40,518	9,081	33,500	14.3	20.9
ASK (million)	15,200	57,091	12,789	47,599	18.9	19.9
Load factor - %	68.3	71.0	71.0	70.4	-2.7 p.p.	0.6 p.p.
Break-even load factor (BELF) - %	61.0	66.0	68.0	67.0	-7.5 p.p.	-0.5 p.p.
Average tariff	330	298	261	250	26.3	19.2
Flight hours	138,577	523,114	120,072	462,380	15.4	13.1
Kilometers flown by aircraft (million)	81,582	309,625	71,254	273,056	14.5	13.4
Liters of fuel (million)	535,108	2,047,756	464,017	1,739,430	15.3	17.7
Aircraft utilization (hours per day)	12.2	12.5	12.3	12.6	-1.0	-1.0
Aircraft utilization by track (hours per day)¹	13.2	13.4	13.3	13.4	-0.5	-0.5
Landings	70,372	274,856	66,178	261,171	6.3	5.2
Stage Length	1,159	1,126	1,077	1,046	7.7	7.7
Total number of employees	24,389	24,389	20,469	20,469	19.2	19.2
- TAM Linhas Aéreas	23,705	23,705	19,574	19,574	21.1	21.1
- TAM Mercosur (TAM Airlines)	442	442	692	692	-36.1	-36.1
- TAM Fidelidade (TAM Viagens)	242	242	203	203	19.2	19.2
WTI-NY end (NYMEX) (in US$/Barrel)	41.96	41.96	91.74	91.74	-54.3	-54.3
End of period exchange rate	2.337	2.337	1.7713	1.7713	31.9	31.9

Domestic Market
Paid passengers transported (thousand)	6,291	25,615	6,246	24,150	0.7	6.1
RPK domestic (million)	6,016	23,792	5,656	21,368	6.4	11.3
RPK scheduled domestic (million)	5,657	22,343	5,299	19,991	6.8	11.8
ASK domestic (million)	9,191	34,948	7,951	30,383	15.6	15.0
ASK scheduled comestic (million)	8,775	33,280	7,529	28,765	16.5	15.7
Domestic Load factor - %	65.5	68.1	71.1	70.3	-5.7 p.p.	-2.3 p.p.
Market Share - %	50.7	50.3	48.2	48.8	2.5 p.p.	1.5 p.p.

International Market²
Paid passengers transported (thousand)	1,094	4,529	1,011	3,701	8.2	22.4
RPK international (million)	4,366	16,727	3,425	12,133	27.5	37.9
RPK scheduled international (million)	4,359	16,624	3,374	11,947	29.2	39.1
ASK international (million)	6,010	22,143	4,838	17,216	24.2	28.6
ASK scheduled international (million)	5,992	21,971	4,755	16,945	26.0	29.7
International Load factor - %	72.7	75.5	70.8	70.5	1.9 p.p.	5.1 p.p.
Market Share - %[3]	84.7	75.2	65.4	67.5	19.3 p.p.	7.7 p.p.
¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market
The domestic market demand decreased 0.3% comparing 4Q08 vs. 4Q07  while there was an increase in supply of 10.2% in the same period. As a result, the industry's load factor decreased 6.7 p.p. to 63.7% in 4Q08 compared to 70.4% in 4Q07.

TAM Domestic Demand	In the domestic market, we presented an increase of 6.4% in RPKs (scheduled + charter), comparing 4Q08 vs. 4Q07. Our domestic market share was 50.7% in 4Q08.
TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 15.6% in 4Q08 when compared to 4Q07, due to the increase in the operating fleet of 5 A319 e 11 A320, compensated by 5 F100 and the reduction in the block hours by aircraft from 12.3 hours/day in 4Q07 to 12.2 flown hours per day in 4Q08 (total operation).

International Market
In the international market, both demand and supply increased by 0.9% and 4.5%, respectively, when comparing 4Q08 vs. 4Q07. These factors led to a decrease in industry load factor from 70.9% to 68.5% in 4Q07 and 4Q08, respectively.

TAM International Demand
We continued to grow in the international market. Our market share increased from 65.4% in 4Q07 to 84.7% in 4Q08, generated by a RPK increase of 27.5% from 4Q07 to 4Q08 (Considering TAM LA and TAM Mercosur statistics).

TAM International Supply
The increase in our participation in the international market was due to a 24.2% supply increase y-o-y, due to the increase of 4 B777, 4 A330 and 3 B767 into our international operating fleet partially compensated by elimination of MD11s from our fleet, allowing the beginning of long haul flights from Rio de Janeiro to Miami (daily) and New York (4 times per week) and from Sao Paulo to Orlando (daily). In South America we started daily flights to Buenos Aires (via Brasilia) and to Bariloche and Lima (from Sao Paulo) through the increase in the narrow body fleet in the region. Also in South America, we increase our supply operating the B777 to Santiago and substituting all TAM Mercosur’s F100 to A320 aircraft.

Table 2: Fleet

		In Operation		Redelivery		Total
Model	Capacity	4th quarter		4th quarter		4th quarter
		2008	2007	2008	2007	2008	2007
B777	365 seats	4	-	-	-	4	-
MD-11	289 seats	-	3	-	-	-	3
A340	267 seats	2	2	-	-	2	2
A330	212 / 213 seats	16	12	-	-	16	12
B767	205 seats	3	-	-	-	3	-
Total Wide Body		25	17	-	-	25	17
A321	220 seats	3	3	-	-	3	3
A320	156 / 174 seats	81	70	-	-	81	70
A319	144 seats	20	15	-	-	20	15
F-100	108 seats	-	5	-	5	-	10
Total Narrow Body		104	93	-	5	104	98
Total		129	110	-	5	129	115

Financial Performance

All the values shown in the tables below are prepared in accordance with accounting principles generally accepted in United States (US GAAP) non audited and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service
		2008		2007		Variation (%)
	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun
Domestic revenue - Pax
Scheduled - PAX	1,564,055	5,967,628	1,319,687	4,682,605	18.5%	27.4%
Charter - PAX	77,351	194,843	37,114	151,299	108.4%	28.8%
Total	1,641,406	6,162,472	1,356,801	4,833,903	21.0%	27.5%

International revenue - Pax
Scheduled - PAX	791,734	2,803,800	535,698	2,109,397	47.8%	32.9%
Charter - PAX	1,924	18,818	2,047	20,343	-6.0%	-7.5%
Total	793,657	2,822,618	537,744	2,129,740	47.6%	32.5%

Cargo revenue
Domestic cargo	122,222	459,487	100,197	360,149	22.0%	27.6%
International cargo	156,236	549,594	124,688	416,667	25.3%	31.9%
Total	278,458	1,009,082	224,885	776,817	23.8%	29.9%

Other operating revenue
Loyalty program	191,630	528,254	74,045	290,029	158.8%	82.1%
Expired tickets and other	110,750	376,581	154,796	413,221	-28.5%	-8.9%
Agency of trip and tourism	22,412	64,132	12,816	30,243	74.9%	112.1%
Total	324,791	968,967	241,657	733,492	34.4%	32.1%

Gross Revenue	3,038,313	10,963,138	2,361,088	8,473,952	28.7%	29.4%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International
		2008		2007		Variation (%)
	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun	4th quarter	Accum. To Jun
RASK (cents)(1) (2)	19.21	18.48	17.82	17.08	7.8	8.2
Load Factor - %	68.3	71.0	71.0	70.4	-2.7 p.p.	0.6 p.p.
Yield (cents of reais)(1) (3)	26.14	24.67	23.34	23.11	12.0	6.8

RASK scheduled domestic (cents)²	16.97	17.08	16.69	15.51	1.7	10.2
Domestic Load factor - %	64.5	67.1	70.4	69.5	-5.9 p.p.	-2.4 p.p.
Yield Scheduled Domestic (cents of reais)³	27.65	26.71	24.90	23.42	11.0	14.0

RASK scheduled Internacional (cents)²	14.62	13.14	11.26	12.44	29.8	5.7
International Load factor - %	72.7	75.6	71.0	70.5	1.7 p.p.	5.1 p.p.
Yield Scheduled International (cents of reais)³	20.10	17.37	15.88	17.66	26.6	-1.6
RASK scheduled Internacional (cents of USD)²	6.26	5.62	6.36	7.02	-1.6	-19.9
Yield Scheduled International (cents of USD)³	8.60	7.43	8.96	9.97	-4.0	-25.4
(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 29.1% to R$ 3,038.3 million in 4Q08, compared to R$ 2,353.7 million in 4Q07. Our total demand (RPK) increased 14.3% and our supply (ASK) increased 18.9% resulting in a reduction of 2.7 p.p. in the average load factor to 68.3% in 4Q08. The total RASK (net of taxes) increased 7.8% to 19.21  in 4Q08, compared with 17.82 million in 4Q07.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers) increased 21.0% to R$ 1,641.4 million in 4Q08, compared to R$ 1,356.8 million in 4Q07. Domestic scheduled yield increased 11.0% from R$ 24.90 cents in 4Q07 to R$ 27.65 cents in 4Q08, domestic demand (in RPK terms) increased 6.4% while the increase in the domestic supply (in ASK terms) was 15.6%, representing a reduction in the domestic load factor of 5.7 p.p.. With the effect of domestic scheduled yield increase and the reduction in load factor, our RASK scheduled domestic presented a 1.7% increase, reaching R$ 16.97 cents in 4Q08 compared to R$ 16.69 cents in 4Q07.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers) increased 47.6% to R$ 793.7 million in 4Q08, compared with R$ 537.7 million in 4Q07. The yield scheduled international increased 26.6% to R$ 20.10 cents in 4Q08 from R$ 15.88 cents in 4Q07. In dollar terms, yield scheduled international decreased 4.0% to US$ 8.60 cents in 4Q08 from US$ 8.96 cents in 4Q07. The increased in the yield scheduled international in reais was due to the appreciation of the Dollar vs. Real of 31.9%, partially compensated by the beginning of flights such as from Rio de Janeiro to Miami (daily) and New York (4 times a week) and from Sao Paulo to Orlando (daily) and Lima (daily), usually launched with promotional fares. Our international demand increased 27.5% and the international supply increased 24.2% resulting in a load factor increased 1.9 p.p. to 72.7% in 4Q08 compared to 70.8% in 4Q07. In consequence of the increase in yield scheduled international in reais and the increase in the load factor, the RASK scheduled international increased 29.8% from R$ 11.26 cents in 4Q07 to R$ 14.62 cents in 4Q08, while the RASK scheduled International in cents of USD decreased 1.6% to USD 6.26 cents in 4Q08 from USD 6.36 cents in 4Q07.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 23.8% to R$ 278.5 million in 4Q08, compared to R$ 224.9 million in 4Q07 due to our commercial efforts to intensify clients loyalty, amplification of commercial agreements, capturing of new clients and improvement in the service level. In addition, we increased our international and domestic capacity, substituting MD11 aircraft by Boeings 777 aircraft and also substituting the F-100s by A320 family aircraft, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 38.6% to R$ 324.8 million in 4Q08, compared to R$ 234.3 million in 4Q07, mainly due to the increase on the Loyalty program revenues.
Sales deductions and taxes
Sales deductions and taxes increased 56.7% to R$ 118 million in 4Q08, compared with R$ 75.3 million in 4Q07, due to the increase in the domestic flights revenues and other operational revenues, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 28.2% to R$ 2,920.3 million in 4Q08, compared with R$ 2,278.5 million in 4Q07.

Costs and Expenses in US GAAP

Table 5: Costs and Expenses – Quarter
	4th quarter
US GAAP	In cents of R$ per ASK			In millions of R$
	2008	2007	Variation (%)	2008	2007	Variation (%)

Operational Income	19.99	18.40	8.6	3,038.3	2,353.7	29.1
Flight revenue	17.85	16.57	7.7	2,713.5	2,119.4	28.0
Domestic	10.80	10.61	1.8	1,641.4	1,356.8	21.0
International	5.22	4.20	24.2	793.7	537.7	47.6
Cargo	1.83	1.76	4.2	278.5	224.9	23.8
Other operating sales and/or services revenues	2.14	1.83	16.6	324.8	234.3	38.6
Sales deductions and taxes	(0.78)	(0.59)	31.9	(118.0)	(75.3)	56.7

Net operational income	19.21	17.82	7.8	2,920.3	2,278.5	28.2

Fuel	(6.52)	(5.23)	24.6	(990.9)	(669.0)	48.1
Selling and marketing expenses	(1.72)	(2.25)	-23.6	(261.3)	(287.7)	-9.2
Aircraft and equipment leasing	(0.67)	(0.98)	-31.5	(101.7)	(125.0)	-18.6
Personnel	(3.33)	(3.15)	5.7	(505.6)	(402.5)	25.6
Maintenance and reviews (except personnel)	(1.19)	(1.04)	14.5	(181.1)	(133.1)	36.0
Outsourced services	(1.34)	(1.14)	17.7	(204.0)	(145.8)	39.9
Landing and take-off and navigation charges	(0.98)	(0.83)	17.9	(149.0)	(106.3)	40.1
Depreciation and amortization	(0.61)	(0.76)	-19.9	(93.0)	(97.8)	-4.8
Aircraft insurance	(0.08)	(0.07)	19.7	(11.9)	(8.3)	42.3
Others	(0.63)	(1.67)	-62.4	(95.1)	(213.0)	-55.4
Total cost of services and operational expenses	(17.06)	(17.11)	-0.3	(2,593.5)	(2,188.4)	18.5

Gross profit	2.15	0.70	205.5	326.8	90.0	263.1

Financial income (expense)	(12.91)	0.36	-3676.7	(1,963.0)	46.2	N.A.

Income (loss) before income and social contribution taxes	(10.76)	1.06	-1,110.8	(1,636.1)	136.2	N.A.
Income tax and social contribution	3.38	(0.14)	-2,525.6	514.5	(17.8)	N.A.

Income (loss) before minority interest	(7.38)	0.93	-897.4	(1,121.7)	118.3	N.A.
Minority interest	(0.01)	0.00	-784.0	(1.0)	0.1	N.A.

Net income (loss) for the period	(7.39)	0.93	-897.3	(1,122.7)	118.5	N.A.

EPS (R$)				(8.88)	3.11	N.A.
EPS (USD)				(3.80)	1.76	N.A.
EPS adjusted (R$)				0.97	1.40	-30.8
EPS adjusted (USD)				0.42	0.79	-47.6

*excluding non cash efect of the financial result

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 18.5% to R$ 2,593.5 million in 4Q08, compared to R$ 2,188.4 in 4Q07, due to  the increase in fuel, aircraft insurance, landing, take-off and navigation charges, outsourced services, maintenance and reviews (except personnel) and to the depreciation of the Real exchange rate of 31.9%. The cost of services and operational expenses by ASK (CASK) decreased 0.3% from 17.11 Real cents in 4Q07, to 17.06 Real cents in 4Q08, mainly due to the increase in fuel, aircraft insurance, landing, take-off and navigation charges, outsourced services, maintenance and reviews (except personnel) and the depreciation of the Real exchange rate of 31.9%, partially offset by reduction in aircraft and equipment leasing and sales, marketing expenses and other operating expenses. The CASK excluding the fuel costs decreased 11.3% in 4Q08 compared to 4Q07.

Fuel
Fuel costs increased 48.1% to R$ 990.9 million in 4Q08, compared with R$ 669 million in 4Q07 due to the 15.3% increase in litres consumed and average cost per litre increase of 28.4%, partially offset by a higher participation of international flights and the increased of 7.7% in the average stage length. Fuel costs by ASK increased 24.6%.

Sales and Marketing
Sales and marketing expenses decreased by 9.2% to R$ 261.3 million in 4Q08, compared to R$ 287.7 million in 4Q07. The sales and marketing expenses represented 8.9% of total net revenues in 4Q08 against 12.6% in 4Q07, a reduction of 3.7 p.p.. The main reason was the incentive costs reduction in the domestic market and the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 23.6%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs decreased by 18.6% to R$ 101.7 million in 4Q08, compared with R$ 125 million in 4Q07, mostly due to the Libor interest rate decrease, better leasing fees due to our better financial position and by the return of 9 Fokker 100 aircraft, 1 A330 and 1 MD11, partially compensated by the increase of 3 A319 aircraft, 7 A320 and the 31.9% depreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 31.5%.

Personnel costs
Personnel costs increased by 25.6% to R$ 505.6 million in 4Q08, compared to R$ 402.5 million in 4Q07, principally due to the 19.2% increase in headcount from 20,469 to 24,389 in 4Q08 vs. 4Q07, respectively, due to the incorporation of new aircraft types into our fleet, new international stations and the annual salary increase of 8% since December 2008. Personnel costs per ASK increased 5.7%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 36% to R$ 181.1 million in 4Q08, compared to R$ 133.1 million in 4Q07, mainly due to the increase in our fleet, to the increase in flown hours of 15.4%, the redelivery of MD11 aircraft and the depreciation of the Real against the US dollar of 31.9%, partially compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet). Costs with maintenance and repairs (except personnel) by ASK increased 14.5%.

Outsourced services
Outsourced services increased by 39.9% to R$ 204 million in 4Q08, compared to R$ 145.8 million in 4Q07, due to the increase in our international operations (costs related to international stations and the international distribution - GDS), by the depreciation of the Real against the US dollar of 31.9%, and consulting services to improve our operations and services. Outsourced services by ASK increased 17.7%

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 40.1% to R$ 149 million in 4Q08 compared with R$ 106.3 million in 4Q07, due to the increase in international flights, which costs are higher than the domestic ones, the increase of 6.3% in take-offs and 14.5% in kilometres flown, and the depreciation of the real in 31.9%. Landing, take-off and navigation charges by ASK increased 17.9%.

Depreciation and amortization
Depreciation and amortization costs decreased 4.8% to R$ 93 million in 4Q08, compared with R$ 97.8 million in 4Q07, mainly due to the process of elimination of Fokker 100 aircraft, and therefore its parts and components, of our fleet in the 4Q07. The depreciation and amortization expense by ASK decreased 19.9%.

Aircraft insurance
Aircraft insurance increased 42.3% to R$ 11.9 million in 4Q08 compared to R$ 8.3 million in 4Q07, mainly due to the increase in the number of passengers transported in 1.8% in 4Q08 vs. 4Q07 and by the net increase of 14 aircraft into our fleet compared to 4Q07 and by the depreciation of the Real against the US dollar of 31.9%. The costs of aircraft insurance by ASK increased 19.7%.

Other operating expenses
Other operating expenses decreased by 55.4% to R$ 95.1 million in 4Q08 compared to R$ 213 million in 4Q07 mainly due to the process of elimination of Fokker 100 aircraft in 4Q07, which significantly impacted the comparison basis. Other operational expenses by ASK decreased 62.4%.

Net financial result
Our net financial result presented a loss of R$ 1,963.0 million in 4Q08, compared with a positive  result of R$ 46.2 million in 4Q07, mainly due to losses with fuel hedge operations and the depreciation of the Real against the US dollar.

Income tax and social contribution	Income tax and social contribution amounted an income of R$ 514,5 million in 4Q08, compared to expenses of R$ 17,8 million in 4Q07.
Net Income
Our net result was a net loss of R$ 1,122.7 million in 4Q08, compared to net income of R$ 118,5 million in 4Q07, as a result of the matters above discussed that represented a reduction of 43.6 p.p. in margin, from a positive margin of 5.2% in 4Q07 to a negative margin of 38.4% in 4Q08.

Table 6: Costs and Expenses – Accumulated
	January - December
US GAAP	In cents of R$ per ASK			In millions of R$
	2008	2007	Variation (%)	2008	2007	Variation (%)

Operational Income	19.20	17.76	8.1	10,963.1	8,454.1	29.7
Flight revenue	17.51	16.26	7.6	9,994.2	7,740.5	29.1
Domestic	10.79	10.16	6.3	6,162.5	4,833.9	27.5
International	4.94	4.47	10.5	2,822.6	2,129.7	32.5
Cargo	1.77	1.63	8.3	1,009.1	776.8	29.9
Other operating sales and/or services revenues	1.70	1.50	13.2	969.0	713.6	35.8
Sales deductions and taxes	(0.73)	(0.68)	7.2	(415.2)	(322.8)	28.6

Net operational income	18.48	17.08	8.2	10,547.9	8,131.3	29.7

Fuel	(6.88)	(5.33)	29.1	(3,927.9)	(2,536.4)	54.9
Selling and marketing expenses	(1.73)	(2.05)	-15.5	(988.6)	(975.1)	1.4
Aircraft and equipment leasing	(0.80)	(1.04)	-22.8	(458.2)	(495.2)	-7.5
Personnel	(3.09)	(2.75)	12.6	(1,765.9)	(1,308.0)	35.0
Maintenance and reviews (except personnel)	(0.93)	(1.00)	-7.4	(529.4)	(476.8)	11.0
Outsourced services	(1.23)	(1.15)	6.8	(701.8)	(547.9)	28.1
Landing and take-off and navigation charges	(0.87)	(0.88)	-1.9	(495.4)	(421.0)	17.7
Depreciation and amortization	(0.57)	(0.58)	-2.1	(324.5)	(276.2)	17.5
Aircraft insurance	(0.08)	(0.07)	18.7	(47.8)	(33.6)	42.4
Others	(1.09)	(1.35)	-19.7	(619.9)	(643.6)	-3.7
Total cost of services and operational expenses	(17.27)	(16.21)	6.6	(9,859.4)	(7,713.9)	27.8

Gross profit	1.21	0.88	37.5	688.6	417.4	65.0

Financial income (expense)	(4.57)	0.55	-935.6	(2,608.8)	260.3	N.A.

Income (loss) before income and social contribution taxes	(3.36)	1.42	-336.2	(1,920.2)	677.7	N.A.
Income tax and social contribution	1.02	(0.44)	-333.3	584.6	(209.0)	N.A.

Income (loss) before minority interest	(2.34)	0.98	-337.5	(1,335.6)	468.8	N.A.
Minority interest	0.00	0.00	308.9	(0.9)	(0.2)	390.4

Net income (loss) for the period	(2.34)	0.98	-337.8	(1,336.5)	468.6	N.A.

EPS (R$)				(8.88)	3.11	N.A.
EPS (USD)				(3.80)	1.76	N.A.
EPS adjusted (R$)				0.97	1.40	-30.8
EPS adjusted (USD)				0.42	0.79	-47.6

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation
		2008		2007		Variation%
US GAAP (In millions of R$)	4th quarter	Accumulated	4th quarter	Accumulated	4th quarter	Accumulated

Net income before minority interest	-1,122	-1,336	119	469	-1044%	-385%

Income tax and social contribution	-514	-585	18	209	-2983%	-380%
Financial result, net	1,963	2,609	-46	-260	-4351%	-1102%
Non-operating result, net	0	0	0	0	0%	0%
Other operating expenses, net	0	0	0	0	0%	0%

EBIT	327	689	91	417	261%	65%

Depreciation and amortization	93	324	98	276	-5%	17%

EBITDA	420	1,013	188	694	123%	46%

Rental - Leasing	102	458	124	495	-18%	-7%

EBITDAR	522	1,471	313	1,189	67%	24%

Net revenue	2,920	10,548	2,278	8,131	28%	30%

Margins:
EBIT	11.2	6.5	4.0	5.1	7.2 p.p.	1.4 p.p.
EBITDA	14.4	9.6	8.3	8.5	6.1 p.p.	1.1 p.p.
EBITDAR	17.9	13.9	13.7	14.6	4.1 p.p.	-0.7 p.p.

EBIT
EBIT margin was 11.2%, reaching R$ 326.8 million in 4Q08, compared to R$ 90.5 million in 4Q07, representing an increased in the margin of 7.2 p.p.. The EBIT increase was a consequence of the reduction of 0,3% in CASK and of the 7.8% RASK increase.

EBITDAR	EBITDAR margin was 17.9%, reaching R$ 521.6 million in 4Q08, compared to R$ 312.8 million in 4Q07, representing a increase in the EBITDAR margin of 4.1 p.p. in 4Q08 given the facts above mentioned.

Table 8: Condensed Balance Sheet

US GAAP – R$ Mil
Assets	2008	2007

Current
Cash and banks	665.53	466.538
Marketable securities	1,248,526	2,140,339
Customer accounts receivable	1,157,239	937.928
Inventories	231.556	162.471
Taxes recoverable	120.712	87.017
Advances to aircraft manufacturers	351.033	864.44
Deferred income tax and social contribution	81.715	32.753
Prepaid expenses	90.587	151.372
Aircraft insurance and other	58.693	44.515
Other	97.944	137.071

	4,103,535	5,024,444

Non-current
Deposits in guarantee	116.135	161.488
Deferred income tax and social contribution	566.43
Judicial deposits	351.284	105.115
Advances to aircraft manufacturers	432.839	119.633
Advances to aircraft maintenance	93.848	53.541
Other accounts receivable
	1,560,536	439.777

	70	70
Investings	7,156,746	4,392,980
Property, plant and equipment	161.772	43.926
Intangible
	7,318,588	4,436,976

	8,879,124	4,876,753

Total assets	12,982,659	9,901,197

Liabilities and stockholders’ equity

Current liabilities
Suppliers	486.095	426.856
Term loan and financing	191.835	860.273
Obligations under finance lease and lease payable	662.776	285.996
Debentures	28.542	32.159
Salaries and payroll charges	317.951	236.708

Advance ticket sales	819.78	807.101

Taxes and tariffs payable	162.908	109.054
TAM Loyalty Program	46.462	23.199
Income tax and social contribution payable	83.429	20.079
Interest on own capital and dividends payable	599	32.052
Return of Fokker 100 fleet	18.623	11.501
Senior notes	9.336	7.076
Derivative Financial Instruments	1,021,928
Deferred gain on sale-leaseback	32.085	32.085
Deferred income tax and social contribution

Other	217.229	178.406

	4,099,578	3,062,545
Non-current
Term loan and financing
Loans and financing	209.733	207.575
Obligations under finance lease	5,573,799	2,507,928
Debentures	500	500
Deferred income tax and social contribution		92.815
Provision for contingencies	947.8	769.696
Return of Fokker 100 fleet	32.563	41.523
Senior Notes	701.1	531.39
Derivative Financial Instruments	107.057
Deferred gain on sale-leaseback	115.356	147.441
Other	100.599	72.579

	8,288,007	4,870,947

Minority interest	4.234	2.629

Stockholder´s equity	590.84	1,965,076

Total liabilities and stockholders’ equity	12,982,659	9,901,197

Cash Flow

Graph 4: Cash flow – Quarter

Cash flow from operating activities	Operational activities generated R$ 796.9 million in 4Q08 compared to a generation of R$ 164.6 million in 3Q08.
Cash flow used in investing activities	Cash used in investing activities in 4Q08 represented R$ 209.7 million, mainly due to property, plant and equipment acquisition and increase in intangibles.
Cash flow from financing activities	Cash generated from financing activities in 4Q08 was R$ 198.8 million, mainly due to the increase in financing to the acquisition of aircraft.
Share buy-back
The Board of Directors, at a meeting held on January 30, 2009, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to three million, five hundred ninety-six thousand six hundred twenty-nine (3,596,629) preferred shares will be repurchased.

Changes in treasury stocks:	Quantity	Reais	Average price
	of shares	(R$ thousand)	Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153,000	4,776	31.21
Purchase of shares in 2 Q 2008	75,700	2,651	35.03
Disposal of shares	(90,699)	(2,945)	32.48
Purchase of shares in 3 Q 2008	243,400	7,368	30.27
Disposal of shares	(108,890)	(3,387)	31.11
Disposal of shares	129,800	2,907	22.40

September 30, 2008	402.311	11,370	28.26

Indebtedness

Table 9: Breakdown and Maturity of financial debt
						R$ thousand
							12.31.2008
Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Bonds	Total	% Total
2009	191,835	680,440	18,623	28,542	9,336	928,776	11%
2010	60,573	631,994	20,973	166667	0	880,207	11%
2011	132,559	644,124	11,590	166,667	0	954,940	12%
2012	5,531	631,094	0	166,667	0	803,292	10%
2013	1,221	691,865	0	0	0	693,086	9%
After 2013	9,849	3,168,963	0	0	701,100	3,879,912	48%
	401,568	6,448,480	51,186	528,542	710,436	8,140,212	100%
Foreign currency - denominated	340,769	6,448,480	51,186	0	710,436	7,550,871	93%
Local currency - denominated	60,799	0	0	528,542	0	589,341	7%

Table 10:  Breakdown and maturity of Leases classified as financial leases in US GAAP

Future disbursements due on these contracts, per year of maturity, amount to:

US GAAP (thousands of dollars)	12.31.2008	12.31.2007
Year	(non audited)
2009	-	166,715
2010	253,635	155,456
2011	260,819	159,000
2012	263,024	163,977
2013	288,614	186,519
After 2013	1,299,971	588,707

	2,366,063	1,420,373

Financial leases in US GAAP
We had 61 aircraft accrued as financial leases in US GAAP at the end of 2008. Of these, 57 were operational lease contracts (Airbus A319 – 11, Airbus A320 – 24, Airbus A321 – 3, Airbus A330 – 14, Airbus A340 – 2 and Boeing 767 – 3), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Besides these reclassified contracts, we have the 4 contracts of the Boeing 777-300 ER that are real financial leases. Engines and spare parts are also considered financial leases.

Subsequent Event

Revenues

In the lights of the global macroeconomic scenario, we understood that cash preservation is crucial, so we renegotiated our hedge positions in order to defer the cash burn, which was concentrated in the first half of 2009. In addition, the deadlines for the positions renegotiated are due in a period we expect to have lower volatility and strike prices closer to our operations.

The impact from the renegotiation is a reduction in the cash outflow of 48 million dollars in the first quarter and roughly 130 million dollars in the full year of 2009, assuming a WTI price of 40 dollars per barrel.

Business Units

Loyalty Program
The Loyalty Program continues to represent an important source o four differentiation and is one of the main factors impacting the purchase decision of passengers. The high attractiveness is sustained by the unlimited availability to redeem tickets in South America and by the high availability in long haul flights. In 2008 the attractiveness was enhanced by the possibility of redemption with fewer points, which granted the program a unique position in the market.

The program has represented an important revenue stream, increasing 82% in 2008, reaching more than R$ 500 million in the year. The program has 5.5 million members who besides boosting the value generation through the sales of points to partners, represent a rich database for customer relationship.

A dedicated organization to the development of the business was created in 2008, reporting to the CFO, Managing and IT director. The business unit was tested in a controlled environment during 6 months, while its market and economic performance was monitored and evaluated, accelerating the development process and maturation. After this period, we have internally created the unit with an autonomous management. Its strategy is to focus on the improvement of the program as a loyalty tool to TAM and our main partners. The initial goals of this initiative are the expansion and strengthening of the program partnerships, as well as the development of the program attractiveness. Among the initial actions is the examination of new alternatives for redemption, which will take place at the first half of 2009 with the option to redeem points in the products and services of TAM Viagens.

In October 2008 we announced the entry in the Star Alliance, which implies, in the FFP agreements with at least the current members of the alliance. These agreements augment the existing scope of the program that already includes agreements signed with relevant programs such as: Victoria, of TAP; LAN Pass, of LAN; Miles&More of Lufthansa and Swiss and Milage Plus of United Airlines.

TAM Viagens
TAM Viagens is our other business that functions as a tour operator, offering complete packages including air tickets, ground transportation, hotel, tours and several services related to tourism. Nowadays, it is one of the largest tour operators in Brazil and has 68 own stores, dealing with 5 thousand agencies all over the country and offering products to more than 600 tourist destinations.

Its main objective is to attract passengers flying tourism and leisure to seats that would otherwise be empty during certain flights, either off-peak flights, or flights during low season – as the Brazilian market has the characteristic of being predominantly composed by business passengers that fly during specific periods of the day.  Our tour operator has too a fundamental importance in promoting and selling tickets of new flights launched. We have commercial offices in the US and Argentina, where we focus our sales efforts to stimulate trips from inhabitants of these countries to Brazil.

In the first half of 2009, we will promote a conjoint action together with the Loyalty Program, accepting points in the sales of packages. Recently, we have also started the process of opening franchise of the TAM Viagens stores, which will increase capillarity of our operations with no additional cost, improving further our margins.

TAM Maintenance (MRO)
Our business unit responsible for the realization and sales of maintenance services (MRO), established in 2008 responding directly to the president, has its headquarter in São Carlos, installed in its own area of 4.6 million metric squares – and is certified to perform the maintenance of all our fleet (apart from engines) besides more than 2 thousand aeronautic components. It has been an efficient instrument in reducing our costs as the scale gain with providing services for third companies optimizes the structure diluting our fixed costs.

We have created the concept of technological condominium in São Carlos, dividing our area in lots dedicated to the installation of our companies. The other companies will function independently but sharing the local infrastructure and creating synergy in the services provided. Besides the São Carlos facilities, our MRO unit is present in all stations we operate, offering line maintenance services to several customers.

In 2008 we implemented new processes and metrics in cost control by task, which has been helping us to minimize costs and allowed a reduction of one day in the average time the aircraft is away in the hangar for maintenance. Still in 2008 we have received the European certification to all aircraft of oiur fleet – the EASE145 certification allows us to execute scheduled maintenance activities (C and D checks) in aircraft with registration in any country from the European Community.  We are making progress with the process to obtain the North American certification (FAR-145), with which we will be able to execute services in the aircraft registered in the USA.

For 2009, besides the North American certification, we have the objective to acquire the certification to realize services in the Boeing 767 aircraft, increasing the services we offer. Besides, we are working in cost control and reduction – increasing synergies with line maintenance, selling empty spaces in hangars to third parties maintenance and diluting the fixed costs. We have also initiated an effort to increase to our brand recognition worldwide to promote the unit increasing visibility with both potential customers and investors.

TAM Cargo
TAM Cargo is our freight business unit, reporting directly to our Commercial and Planning vice president. Its revenue grew 30% in 2008, reaching R$ 1.0 billion, representing 9.2% over gross revenues. We do not operate exclusive cargo aircraft; however, we sell the empty space available on the belly of passenger’s aircraft.

We are improving our domestic cargo terminals operating structures, resulting in faster packages receiving. Until the end of the first half of 2009, we expect to implement a new and advanced tracking system, which will allow the passenger to track with details all the course of its freight and will help us with costs reduction. Our commercial strategy for 2009 is to increase the sales of small packages, which usually have higher yields.

In the international segment we are substituting our current system by Cargo Spot, which will result in quicker processes, higher revenue control and also will help us with market behaviour analysis, allowing us to have a better monitoring and faster decision making. We are signing Special Pro-rate Agreements (SPA) with several airline companies, allowing us to send shipments to the entire world. We are also in the final phase of the Global Partners Project, with all major International Cargo Agents, in order to increase the sold volume and TAM Cargo’s brand awareness.

Stock Market

Table 10: Shareholders’ position in December 31, 2008

Shareholders	Ordinary Shares	(%)	Preferential Shares	(%)	TOTAL	(%)
Controlling Shareholders	44,883,754	89.42%	24,768,755	24.67%	69,652,509	46.25%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,768,755	24.67%	69,572,993	46.20%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%
Other	5,311,295	10.58%	75,621,343	75.33%	80,932,638	53.75%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Minority shareholders	16,146	0.03%	75,621,343	75.33%	75,637,489	50.23%
Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In December 31, 2008, TAM’s market value was R$ 2.9 billion. Our free float is 53.85%, the average daily trade of our share in BOVESPA and NYSE was about 1.5% of the total free float and the daily trade volume around R$ 19 million and USD 10 million, in BOVESPA and NYSE respectively in 4Q08.

TAM is included in 8 indexes:
·	Ibovespa (Index of the São Paulo Securities Exchange)
·	IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
·	IGC (Index of companies with differentiated corporate governance practices)
·	IBrX (Brazilian Index)
·	ITag (Index of shares with differentiated tag along practices)
·	IVBX 2 (Index Valor Bovespa – 2nd tier)
·	MSCI Barra (Morgan Stanley Capital International)
·	DJ Brazil Titans 20 ADR Index

Graph 6: Stock Performance

Accumulated Variation

Strategy & Estimates

Overall Strategy
Our main strategy is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will pursue this objective by offering an overall service that delivers superior value to passengers, with a more attractive value-price relation to our customers.

2008 Guidance	Our estimates for 2008 were:

Guidance 2008	Accumulated 2008
• Domestic market demand growth from 8% to 12% (in RPK terms)	7.4%
• Maintain leadership in both domestic and international markets	50.3% Domestic 75.2% International
• ASK growth of
è Domestic 14%	14.2%
è International 40%	30.6%
• Average load factor at approximately 70% overall	71.1%
• Reduction of 7% in total CASK ex-fuel in BR GAAP* yoy	-4.8%
• Three additional international destinations or frequencies in 2008	è Brasília – Buenos Aires è Rio de Janeiro – Miami è São Paulo – Lima (Peru) è Rio de Janeiro – New York è São Paulo – Orlando

* In accordance with accounting practices adopted in Brazil under Law 6,404, when the guidance was released

Graph 7: Fleet projection at year end

2009 Estimates	We believe market will grow at a lower pace in 2009. Consequently, we are revising our original guidance released in November 2008 due to new macroeconomic outlook. Our estimates for the year are:

	Realized Jan – Feb	Guidance 2009	Prior Guidance 2009 Anterior
● Domestic market demand growth (in RPK terms)	5.1%	1% - 5%	5% - 9%
● Maintain leadership
è Domestic Market	49.6%
è International market	84.8%
● ASK growth of
è Domestic Market	14.0%	8%	8%
è Domestic Market	17.9%	20%	20%
● Average load factor at approximately	69.9%	67%	70%
● One new international destination or frequency in 2009	---	1	1

We believe that we are prepared to face a more difficult macroeconomic scenario because:

è	We have a dedicated and compromised team with focus on cost reduction and the “Commitment to Serve”.

è
We do not have any financial needs, since we already have pre commitments for our leases and financing for the pre delivery payments of all aircraft to be delivered until the end of 2010. We do not need financing for working capital, and don’t have any short term debts maturing.

è
We are focused on the cash control, so we have reduced capital expenditures non related to the fleet, we are also working hard in all kind of cost reduction and we renegotiated our hedge positions in order to postpone the cash outflow.

è
We keep improving our services and it is been recognized by the passengers, we can see this result in the Net Promoter Score survey that we frequently realize: we went from a minus 4 score in February 2007 to 26 in February 2009.

è
Our capacity growth is disciplined: we will have a marginal increase of 3 aircraft in the 2009 fleet, and it is important to mention that we may reduce the flown hours per aircraft, in order to adequate to a new demand scenario.

Reconciliation

Balance Sheet and Statement of Result for the year ended December 31, 2008 in accordance with accounting practices previously adopted in Brazil in accordance with Law no. 6,404 (not audited), the current legislation complying with Law no. 11,638 and accounting principles generally accepted in the United States ( "U.S. GAAP") non audited.

Changes in the Brazilian Corporation Law

Law 11,638, enacted on December 28, 2007, as amended by Provisional Measure (“MP”) 449, of December 4, 2008, introduced changes to, and new provisions in, the Brazilian Corporation Law. The main purpose of the new Law and MP was to update the Brazilian corporation legislation in order to enable the convergence of accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standards Board (“IASB”). The application of the new Law and MP is mandatory for the annual financial statements for years beginning on or after January 1, 2008.

The main impacts of the changes in the Brazilian Corporation Law on the Company financial statements are as follows:

(a)
The accounting standards required by CPC (Committee of Accounting Pronouncements) 06 – Commercial Leasing Transactions, and CVM (Brazilian Exchange Commission) Resolution 554 requires that those rights involving assets intended for the maintenance of the Company activities, including the ones arising from transactions that transfer to the Company the benefits, risks and control of assets (e.g. financial leasing) be recorded in property, plant and equipment. This is the main difference from the Company accounting practices and the one that most affected TAM S.A. financial statements at the end of 2008.

(b)
Accordance to the CPC 06 – Commercial Leasing Transactions, gains or losses on the sale of an asset that results in a subsequent financial leasing must be deferred and amortized by the seller, who then becomes the lessee, by maintaining the proportion of leasing payments over the estimated period of use of the asset, even when, in the company home country, such transactions are considered as separate, juridically perfect transactions. Such amounts were taken directly to income for the year in prior years and were reversed to comply with the new accounting requirements. See Note 11.

(c)
CPC 10 – Stock-based Payments – requires measurement and recognition of such payments as employees’ service cost, based on the option value at the grant date. Such cost will be recorded over the period of services to be provided by the employee receiving the award.

(d)
Investment in foreign subsidiary: Mercosur was acquired and consolidated by the Company in September 2003, under a stock exchange transaction. Under CPC 02 – Effects of changes in exchange rates and translation of financial statements, the Company recognized the effects of financial statements on this subsidiary stockholders’ equity in net income for the year, as the subsidiary has independent management.

(e)
Income tax and social contribution on temporary differences: The Company provided IR and CSLL on adjustments arising from Law 11,638.  Deferred tax amount is classified as current or non current, in according to the classification of assets and liabilities giving rise to the timing difference.

Table 12: Balance Sheet

	2008			2007
Assets	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP

Current
Cash and banks	105,251	1,356,513	665,530	134,873	1,729,728	466,538
Marketable securities	1,808,805	557,543	1,248,526	2,472,004	877,149	2,140,339
Customer accounts receivable	1,157,239	1,157,239	1,157,239	937,928	937,928	937,928
Inventories	231,556	231,556	231,556	162,471	162,471	162,471
Taxes recoverable	120,712	120,712	120,712	87,017	87,017	87,017
Advances to aircraft manufacturers	351,033	143,680	351,033	864,440	809,092	864,440
Deferred income tax and social contribution	47,655	58,564	81,715	37,950	48,859	32,753
Prepaid expenses	90,587	90,587	90,587	151,372	151,372	151,372
Aircraft insurance and other	58,694	58,694	58,693	44,515	44,515	44,515
Other	97,944	97,944	97,944	137,071	137,071	137,071

	4,069,476	3,873,032	4,103,535	5,029,641	4,985,202	5,024,444

Non-current
Deposits in guarantee	116,135	116,135	116,135	161,488	161,488	161,488
Deferred income tax and social contribution	602,720	641,941	566,430	195,415	245,545
Advances to aircraft manufacturers	351,284	351,284	351,284	105,115	105,115	105,115
Advances to aircraft maintenance	432,839	432,839	432,839	119,633	119,633	119,633
Other accounts receivable	93,848	93,848	93,848	53,539	53,541	53,541

	1,596,826	1,636,047	1,560,536	635,190	685,322	439,777

Investment	70	70	70	70	70	70
Property, plant and equipment	2,489,064	7,562,624	7,156,746	768,792	4,645,443	4,392,980
Intangible assets	152,092	152,092	161,772	34,248	34,248	43,926

	2,641,226	7,714,786	7,318,588	803,110	4,679,761	4,436,976

	4,238,052	9,350,833	8,879,124	1,438,300	5,365,083	4,876,753

Total assets	8,307,528	13,223,865	12,982,659	6,467,941	10,350,285	9,901,197

	2008			2007
Liabilities and stockholders’ equity	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP

Current liabilities
Suppliers	486,095	486,095	486,095	426,856	426,856	426,856
Term loan and financing	191,835	191,835	191,835	860,273	860,273	860,273
Obligations under finance lease and lease payable	167,917	680,440	662,776	28,681	298,478	285,996
Debentures	28,542	28,542	28,542	32,159	32,159	32,159
Salaries and payroll charges	317,951	317,951	317,951	236,708	236,708	236,708
Advance ticket sales	819,780	819,780	819,780	807,101	807,101	807,101
Taxes and tariffs payable	162,908	162,908	162,908	109,054	109,054	109,054
TAM Loyalty Program	46,462	46,462	46,462	20,614	20,614	23,199
Income tax and social contribution payable	83,429	83,429	83,429	20,079	20,079	20,079
Interest on own capital and dividends payable	599	599	599	72,616	72,616	32,052
Return of Fokker 100 fleet	18,623	18,623	18,623	11,501	11,501	11,501
Senior notes	9,336	9,336	9,336	7,076	7,076	7,076
Hedge financial instruments	1,021,928	1,021,928	1,021,928
Deferred gain on sale-leaseback		32,085	32,085		32,085	32,085
Deferred income tax and social contribution		1,080			31,373
Other	123,067	123,068	217,229	119,262	119,264	178,406

	3,478,472	4,024,161	4,099,578	2,751,980	3,085,237	3,062,545
Non-current
Term loan and financing
Loans and financing	209,733	209,733	209,733	207,574	207,574	207,575
Obligations under finance lease	1,465,527	5,768,040	5,573,799	45,217	2,669,736	2,507,928
Debentures	500,000	500,000	500,000	500,000	500,000	500,000
Deferred income tax and social contribution	49,475	59,192		50,861	333,215	92,815
Provision for contingencies	947,800	947,800	947,800	769,696	769,696	769,696
Return of Fokker 100 fleet	32,563	32,563	32,563	41,523	41,523	41,523
Senior Notes	701,100	701,100	701,100	531,390	531,390	531,390
Hedge financial instruments	107,057	107,057	107,057
Deferred gain on sale-leaseback		115,356	115,356		147,441	147,441
Other	106,294	126,508	100,599	75,414	79,675	72,579

	4,119,549	8,567,349	8,288,007	2,221,675	5,280,250	4,870,947

Minority interest	4,234	4,234	4,234	2,629	2,629	2,629

Shareholder´s equity	705,273	628,121	590,840	1,491,657	1,982,169	1,965,076

Total liabilities and stockholders’ equity	8,307,528	13,223,865	12,982,659	6,467,941	10,350,285	9,901,197

Table 13: Statement of Result for the year ended December 31, 2008

	2008			2007
	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP	Law n.º 6,404 (not audited)	Law n.º 11,638	U.S. GAAP
Gross operating revenue
Air transportation revenues
Domestic	6,162,472	6,162,472	6,162,472	4,833,903	4,833,903	4,833,903
International	2,822,618	2,822,618	2,822,618	2,129,741	2,129,741	2,129,741
Cargo	1,009,082	1,009,082	1,009,082	776,817	776,817	776,817
Other	1,013,068	1,013,068	968,969	733,491	733,491	713,629
	11,007,240	11,007,240	10,963,141	8,473,952	8,473,952	8,454,090

Taxes and deductions	(415,196)	(415,196)	(415,196)	(322,778)	(322,778)	(322,778)

Net operating revenues	10,592,044	10,592,044	10,547,945	8,151,174	8,151,174	8,131,312

Cost of services rendered	(7,951,068)	(7,682,416)	(7,674,956)	(5,858,936)	(5,618,634)	(5,614,617)

Gross profit	2,640,976	2,909,628	2,872,989	2,292,238	2,532,540	2,516,695

Operating (expense) income
Selling	(1,422,461)	(1,422,461)	(1,422,461)	(1,449,232)	(1,449,232)	(1,451,817)
General and administrative	(765,229)	(765,229)	(765,229)	(553,166)	(553,166)	(553,166)
Directors´ fees	(16,833)	(16,833)	(16,833)	(27,739)	(27,739)	(27,739)
Other operating income (expense), net	19,002	20,085	20,085	(86,551)	(68,881)	(69,131)

Income (loss) operating before subsidiaries and financial result	455,455	725,190	688,551	175,550	433,522	414,842

Financial result	(1,520,712)	(2,670,356)	(2,608,773)	(4,565)	311,722	260,308

Income (loss) before income tax , social contribution	(1,065,257)	(1,945,166)	(1,920,222)	170,985	745,244	675,150

Income tax and social contribution	293,906	585,927	584,596	(42,099)	(239,938)	(208,071)

Income (loss) before minority interest	(771,351)	(1,359,239)	(1,335,626)	128,886	505,306	467,079

Minority interest	(1,563)	(868)	(868)	10	(177)	(177)

Net income (loss) for the year	(772,914)	(1,360,107)	(1,336,494)	128,896	505,129	466,902

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights
RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats
Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported
Yield	Average amount paid per passenger to fly one kilometre.
RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre
CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre
Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.
Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs
Market Share	Company’s share in the total market demand (measured in RPK)
Capacity Share	Company’s share in the total market offer (measured in ASK)
Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown
Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Coordinator)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed February 2009 with 49.8% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 85.1% in June. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.